[redacted]

12013522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC

SEC FILE NUMBER
8 - 67414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CIMB Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conal Saturno-Sanjana — 212-616-8618
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Conal Saturno-Sanjana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMB Securities (USA) Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

CIMB SECURITIES (USA), INC.

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-9

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CIMB Securities (USA), Inc.

We have audited the accompanying statement of financial condition of CIMB Securities (USA), Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of CIMB Securities (USA), Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 23, 2012

CIMB SECURITIES (USA), INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash and cash equivalents	$ 1,109,244
Fail to deliver	14,229
Receivable from customer	944,279
Commissions receivable, affiliates	150,670
Due from affiliates and Parent	76,154
Property and equipment, net	31,133
Prepaid expenses and other assets	504,359
	$ 2,830,068
LIABILITIES AND STOCKHOLDER'S DEFICIT	
Liabilities	
Accounts payable and accrued expenses	$ 220,480
Fail to receive	944,279
Payable to customer	14,229
Due to affiliates and Parent	29,402
Total liabilities	1,208,390
Liabilities subordinated to claims of general creditors	1,700,000
Stockholder's deficit	
Preferred stock, $1 par value, 100,000 shares authorized; none issued and outstanding	
Common stock, $1 par value, 5,000,000 shares authorized; 4,560,000 shares issued and outstanding	4,560,000
Additional paid-in capital	23,803
Accumulated deficit	(4,662,125)
Total stockholder's deficit	(78,322)
	$ 2,830,068

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

CIMB Securities (USA), Inc. (the "Company") was formed in Delaware on March 28, 1996 to become a registered broker-dealer in the United States ("U.S."). In May 2007, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is a wholly-owned subsidiary of CIMB Securities International Pte. Ltd. (the "Parent"). The Company operations consist primarily of engaging in institutional brokerage that is in the business of affecting U.S. institutions in East Asian regional equity markets.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

These financial statements were approved by management and available for issuance on February 23, 2012. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of December 31, 2011, financial instruments owned by the Company consist of cash and cash equivalents and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2011.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Computers	3 years	Straight-line
Office equipment	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Revenue Recognition

Commission revenue and related commission expenses are recorded on a trade-date basis. The Company earns commissions as an introducing broker for the transactions of its customers.

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition (continued)

Other income consists of market commentary and research services provided by the Company to third parties. The Company receives a monthly fee for providing market commentary related to securities traded on the Korea Exchange to one outside third party. Research services are provided to various customers and are billed as services are provided.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2010. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued)

Foreign Currency Translation

The Company's reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. The effect of changes in exchange rates between the designated functional currency and the currency in which a transaction is denominated are recorded as foreign currency transaction gains (losses). Gains arising from foreign currency transactions amounting to approximately $60,000 for the year ended December 31, 2011 and are included in foreign currency translation gain in the accompanying statement of operations.

Commissions Receivable, Affiliates

The Company carries its commission receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

2. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Furniture and fixtures	$ 47,653
Computers	156,703
Office equipment	22,042
Leasehold improvements	108,235
	334,633
Less: accumulated depreciation and amortization	303,500
	$ 31,133

3. Liabilities subordinated to claims of general creditors

At December 31, 2011, the Company had a subordinated loan with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan in the amount of $1,700,000 was originally scheduled to mature on February 28, 2010. This subordinated loan was amended, after approval from FINRA, extending the maturity date to February 28, 2013. The subordinated loan bears interest at 6% per annum or one half percent below the prime rate prevailing at the Standard Chartered Bank of Singapore. Interest expense on the subordinated loan was approximately $103,000 for the year ended December 31, 2011. Remaining interest payable to the Parent of approximately $104,000 is included in accounts payable and accrued expenses as of December 31, 2011. On February 1, 2011, $490,000 of the accrued interest payable on the subordinated loan to the Parent was converted to a share capital contribution of $490,000 to the Company from the Parent.

4. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $859,000, which was approximately $609,000 in excess of its minimum requirement of $250,000.

5. Related party transactions

Commissions receivable, affiliates

The Company introduces all of its securities transactions to various related parties who act as clearing brokers in the designated markets. Commission receivable, affiliates represents commissions due to the Company as a result of these transactions.

Due from affiliates and Parent

The Company has amounts of approximately $76,000 due from its affiliates and Parent related to sharing of certain operating costs as of December 31, 2011.

Due to affiliates and Parent

The Company has an amount of approximately $29,000 included in due to affiliates and Parent related to sharing of certain operating costs as of December 31, 2011.

Floor brokerage, exchange, and clearance fees

The Company clears all its securities transactions through related parties. For the year ended December 31, 2011, the Company reported approximately $537,000 as expenses related to these clearing services. These amounts are recorded in the statement of operations.

5. Related party transactions (continued)

Unsettled trades at year end

The Company has recorded a receivable and a corresponding payable for the two failed trades that were not settled timely with one of the Company's affiliates as of December 31, 2011. These amounts cleared in January 2012 and are reflected gross on the accompanying statement of financial condition as of December 31, 2011.

6. Income taxes

At December 31, 2011, the Company has a federal net operating loss carryforward ("NOL") of approximately $4,180,000 for federal and New York State and city income tax purposes, expiring in 2031. The NOL creates a cumulative deferred tax asset of approximately $1,882,000. The Company also recorded a valuation allowance for the same amount due to the uncertainty of realizing the future tax benefit. The valuation allowance decreased approximately $53,000 from $1,935,000 in 2010 to $1,882,000 in 2011. The Company generated a taxable loss of approximately $109,000 for year ended December 31, 2011, which was offset by a prior year true up related to an accrual not deducted for tax purposes of approximately $224,000.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Concentration of revenue

During the year ended December 31, 2011, one customer provided approximately 20% of total revenue.

10. Commitments

In May 2007, the Company entered into a lease for its primary office space which expires in June 2012. The Company has a security deposit of $360,000 required under this lease, which is included in the accompanying statement of financial condition in prepaid expenses and other assets as of December 31, 2011. Approximate minimum annual payments under this operating lease agreement are as follows:

Year Ending December 31, 2012	$ 150,000

Rent expense for the year ended December 31, 2011 was approximately $309,000.

11. Employee Retirement Plan

In June 2010, the Company established a voluntary contributory employee retirement plan (the "Plan") covering substantially all employees meeting certain minimum eligibility requirements. For the year ended December 31, 2011, approximately $32,000 was expensed as Company contributions and included in the statement of operations as employee compensation and benefits.